SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Nature Vision, Inc.

(Name of Issuer)

Common Stock, par value $.16 per share

(Title of Class of Securities)

63902E 10 6

(CUSIP Number)

J.C. Anderson
Inchan Hwang
Gray Plant Mooty
500 IDS Center
Minneapolis, Minnesota 55402
(612) 632-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  63902E 10

1.	Names of Reporting Persons.

Jeffrey P. Zernov

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 106,055**
Shares
Beneficially
Owned by	8.	Shared Voting Power 427,400
Each
Reporting
Person	9.	Sole Dispositive Power 106,055**
With:

	10.	Shared Dispositive Power 427,400

** See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,455**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%**

14.	Type of Reporting Person (See Instructions) IN

** See Item 5.

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc.  The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 1480 Northern Pacific Road, Brainerd, Minnesota 56401.

Item 2.	Identity and Background.

(a)  This statement is being filed by Jeffrey P. Zernov

(b)  Mr. Zernov’s address is c/o Nature Vision, Inc., 1480 Northern Pacific Road Brainerd, MN 56401.

(c)  Mr. Zernov’s principal occupation is President and Chief Executive Officer of the Company, 1480 Northern Pacific Road Brainerd, MN 56401.

(d)  During the last five years, Mr. Zernov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Zernov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Zernov is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 27, 2008, Nature Vision, Inc. (“Nature Vision”) borrowed $700,000 from Jeffrey P. Zernov, CEO and a director of Nature Vision, to meet its short term cash flow requirements.  The unsecured loan was made under the terms of a Promissory Note dated October 27, 2008 in the principal amount of $700,000 executed by Nature Vision in favor of Mr. Zernov, bearing an interest rate of 15% per annum.  All principal and accrued interest on the Promissory Note is due and payable in full on January 1, 2009.

In consideration for Mr. Zernov’s loan of $700,000, Nature Vision issued to Mr. Zernov a warrant to purchase 50,555 shares of Nature Vision common stock at an exercise price of $.90 under the terms and conditions of the Warrant for the Purchase of Shares of Common Stock of Nature Vision, Inc., dated October 27, 2008 (the “Warrant”).  The Warrant may be exercised by Mr. Zernov at any time on or after October 28, 2008, and on or prior to October 27, 2010.

From September 17, 2008 to September 19, 2008, Mr. Zernov purchased 5,003 shares of common stock for a total purchase price of $4,553.  On September 22, 2008, Mr. Zernov purchased 500 shares of common stock for a total purchase price of $505.  These purchases were made using personal funds.

Item 4.	Purpose of Transaction.

As noted in Item 3 above, Mr. Zernov acquired the warrants to purchase 50,555 shares of the Company’s common stock in connection with his loan of $700,000 to the Company.  Mr. Zernov acquired the warrants for investment purposes.

Mr. Zernov presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but he reserves the right to formulate such plans or proposals, and to take action with respect thereto.

The common stock purchases on the open market were purchased for investment.

Item 5.	Interest in Securities of the Issuer.

(a)     Mr. Zernov is the beneficial owner of 533,455 shares of common shares of the Company (which includes 55,500 shares which may be purchased upon exercise of a stock option and 50,555 shares of which may be purchased upon exercise of warrants), representing approximately 22.1% of the outstanding common stock of the Company.

(b)    Mr. Zernov shares beneficial ownership and voting power and dispositive power over 427,400 common shares with his wife, Paulette A.  Zernov. Mr. and Mrs. Zernov hold the shares in joint tenancy with right of survivorship. Mrs. Zernov's address is 22620 Obrien Road, Brainerd, Minnesota 56401; her principal occupation is President of Lure One USA LLP, an Asian importing company, located at 22620 Obrien Road, Brainerd, Minnesota 56401; Mrs. Zernov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mrs. Zernov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mrs. Zernov is a citizen of the United States. The common shares owned jointly by Mr. and Mrs. Zernov represent approximately 18.5% of the outstanding shares of common stock of the Company.

Mr. Zernov has the sole power to vote and the sole power to dispose of 106,055 common shares of the Company covered by a stock options and warrants held by him. The common shares covered by the options and warrant represent approximately 4.4% of the outstanding shares of common stock of the Company.

(c)     The only transaction in the Company’s common shares that was effected by Mr. Zernov during the past 60 days is that described in this Schedule 13D.

(d)     Mr. Zernov’s spouse has the right to receive, and the power to direct the receipt of dividends from, or the proceeds of the sale of 427,400 shares held by Mr. and Mrs. Zernov and his spouse as joint tenants.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.
Promissory Note, dated October 27, 2008, in the principal amount of $700,000 executed by Nature Vision, Inc. in favor of Jeffrey P. Zernov (previously filed as Exhibit 10.1 to the Company’s Form 8-K dated October 27, 2008).

2.
Warrant for the Purchase of Shares of Common Stock of Nature Vision, Inc., dated October 27, 2008, issued to Jeffrey P. Zernov (previously filed as Exhibit 10.2 to the Company’s Form 8-K dated October 27, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2008	/s/ Jeffrey P. Zernov
Jeffrey P. Zernov